P.O. Box 8036 Wisconsin Rapids, WI 54495-8036 Phone: (715) 424-3636 Fax: (715) 424-4242 www.renlearn.com

June 21, 2011

Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Renaissance Learning, Inc.

Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2010

Filed March 8, 2011 and April 15, 2011, respectively

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 9, 2011

File No. 000-22187

Dear Ms. Collins:

We have received your comment letter dated June 20, 2011.  As was approved by Robert Benton, we intend to file our response to your comment letter by  July 18, 2011.

Sincerely,

RENAISSANCE LEARNING, INC.

/s/ Mary T. Minch

Mary T. Minch

Executive Vice President,

Chief Financial Officer and Secretary